EXHIBIT 95.1

MINE SAFETY DISCLOSURES

During the reporting period covered by this report:

The U.S. Mine Safety and Health Administration (“MSHA”) assessed civil penalties in the amount of $266 for citations issued by MSHA to our subsidiary, MOR PPM Inc. (“MOR PPM”), related to work MOR PPM performed at the K-T Feldspar Plant and Mine operated by The Quartz Corp USA in Mitchell, North Carolina. The Company has no other disclosures to report under section 1503 for the period covered by this report.